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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 001-31614
CUSIP NUMBER 928497-10-6

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VITESSE SEMICONDUCTOR CORPORATION
Full Name of Registrant

Former Name if Applicable

741 CALLE PLANO
Address of Principal Executive Office (Street and Number)

CAMARILLO, CALIFORNIA 93012
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

The Company has delayed the filing of its Form 10-K for the fiscal year ended September 30, 2008 pending completion of the audit of the Company’s financial statements.

As previously disclosed, during 2006 the Company became aware of possible errors and irregularities in the disclosure of, and accounting for, stock options granted by the Company to its employees and members of the board of directors, as well as certain other irregular accounting practices. On April 26, 2006, the Company announced that the financial statements for the three months ended December 31, 2005, the three years ended September 30, 2005 and possibly earlier periods should not be relied upon.  In December 2006, the Company dismissed its previous independent registered public accounting firm and engaged a new independent registered public accounting firm in June 2007 to audit the Company’s financial statements.  On September 30, 2008, the Company filed its Form 10-K for the fiscal year ended September 30, 2007.

Since that time, Vitesse has continued to work diligently to remedy its accounting issues and improve its internal controls and procedures for financial reporting, as well as to ensure that the Company has qualified personnel in place to address the aforementioned stock option and accounting irregularities and remediate the internal controls over financial reporting.  While the Company is currently preparing its Forms 10-Q for the quarters ended December 31, 2007, March 31, 2008 and June 30, 2008 as well as its Form 10-K for the fiscal year ended September 30, 2008, the Company is still in the process of finalizing such reports.  Consequently, the Company will not be able to file its Form 10-K for the fiscal year ended September 30, 2008 by the required filing date of December 15, 2008.  However, the Company anticipates that the Form 10-K for the fiscal year ended September 30, 2008 will be filed on or before December 30, 2008.  Further, the Company anticipates that the quarterly reports for the quarters ended December 31, 2007, March 31, 2008 and June 30, 2008 also will be filed on or before December 30, 2008, immediately prior to the filing of the Form 10-K for the fiscal year ended September 30, 2008.

This Form 12b-25 includes forward-looking statements.  Although Vitesse believes that its expectations are based on reasonable assumptions, it can give no assurance that such assumptions will materialize. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are enumerated in Vitesse’s Forms 10-K and 10-Q as filed with the Securities and Exchange Commission.  Vitesse assumes no obligation to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by Vitesse, whether as a result of new information, future events, or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	RICHARD YONKER	(805)	388 - 3700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	Quarterly Reports on Form 10-Q for the quarters ended December 31, 2007, March 31, 2008 and June 30, 2008.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not currently anticipate that any significant change in results of operations from the period ended September 30, 2007 to the period ended September 30, 2008 will be reflected by the earnings statements included in the Company’s Form 10-K for the fiscal year ended September 30, 2008.

Notwithstanding such conclusion, the holders of our 2024 Debentures have the right, as of October 1, 2009, to require us to repurchase some or all of the 2024 Debentures at a price equal to 113.76% of the principal amount of the 2024 Debentures.  If all of the holders of the 2024 Debentures exercise their repurchase rights, the total repurchase price would be $110 million.  We are working to either renegotiate the terms of, or refinance some or all of, the 2024 Debentures.  However, if we are not able to renegotiate those terms or to raise the capital necessary to repurchase or refinance some or all of the 2024 Debentures, we expect that the audit opinion issued by our independent registered public accounting firm with respect to our audited financial statements for the fiscal year ended September 30, 2008 will contain a qualification regarding our ability to continue as a going concern.

Such a “going concern” qualification would indicate that there is doubt on the part of our independent registered public accounting firm as to our ability to continue as a going concern due to the risk that we did not have sufficient cash and liquid assets at September 30, 2008, to cover our operating capital requirements for the next twelve-month period and if sufficient cash cannot be obtained we would have to substantially alter our operations, or we may be forced to discontinue operations.  Such an opinion from our independent registered public accounting firm may limit our ability to access certain types of financing, or may prevent us from obtaining financing on acceptable terms.  However, as we note above, our ability to continue as a going concern would only be in doubt if we are not able to renegotiate the terms of our 2024 Debentures or to raise the capital necessary to repurchase or refinance some or all of the 2024 Debentures.

VITESSE SEMICONDUCTOR CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 15, 2008	By	/s/ Richard Yonker
RICHARD YONKER
CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).